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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Riviera Holdings Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                   769627 10 0
     ---------------------------------------------------------------------
                                 (CUSIP Number)


                      D. E. Shaw Laminar Portfolios, L.L.C.
                           Attn: Compliance Department
                           120 West Forty-Fifth Street
                               Floor 39, Tower 45
                               New York, NY 10036
                                  212-478-0000
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Christopher Boies, Esq.
                          Boies, Schiller & Flexner LLP
                                 333 Main Street
                                Armonk, NY 10504
                                  914-749-8200

                                 April 10, 2006
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 769627 10 0
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        D. E. Shaw Laminar Portfolios, L.L.C.
        FEIN 01-0577802
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      -0-
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
BENEFICIALLY          1,194,500
  OWNED BY     -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           -0-
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      1,194,500
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,194,500
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                            [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.59%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 769627 10 0
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        D. E. Shaw & Co., L.P.
        FEIN 13-3695715
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      -0-
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
BENEFICIALLY          1,219,700
  OWNED BY     -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           -0-
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      1,219,900
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,219,900
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                            [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.80%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IA, PN
--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP NO. 769627 10 0
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        D. E. Shaw & Co., L.L.C.
        FEIN 13-3799946
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      -0-
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
BENEFICIALLY          1,194,500
  OWNED BY     -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           -0-
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      1,194,500
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,194,500
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                            [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.59%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 769627 10 0
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        D. E. Shaw Valence Portfolios, L.L.C.
        FEIN 13-4046559
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      -0-
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
BENEFICIALLY          25,200
  OWNED BY     -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           -0-
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      25,200
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        25,200
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                            [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.20%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 769627 10 0
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        David E. Shaw

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      -0-
               -----------------------------------------------------------------
  NUMBER OF      8    SHARED VOTING POWER
   SHARES
BENEFICIALLY          1,219,700
  OWNED BY     -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           -0-
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      1,219,900
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,219,900
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                            [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.80%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

\ITEM 1.     SECURITY AND THE ISSUER

      This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), of Riviera Holdings Corporation, a Nevada corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas, NV 89109.

ITEM 2.     IDENTITY AND BACKGROUND

      (a), (f) This statement is filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("Laminar"), D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company ("Valence"), and David
E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP, DESCO LLC and Valence, collectively, the "Reporting Persons"). The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

      (b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, NY 10036.

      (c) The principal business of Laminar is that of a limited liability company focusing primarily on distressed-securities related investment strategies. The principal business of Valence is that of a limited liability company focusing primarily on equity- and equity-linked-securities related investment strategies. Neither Laminar nor Valence has any executive officers or directors. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Laminar and Valence. DESCO LP is also the managing member of Valence and D. E. Shaw Investment Management, L.L.C. ("DESIM LLC"). The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Laminar. D. E. Shaw & Co., Inc., a Delaware corporation ("DESCO Inc."), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation ("DESCO II, Inc."), is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

      (d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      In acquiring 1,194,500 shares of Common Stock owned by Laminar prior to April 10, 2006, Laminar expended approximately $18,568,417 (excluding commissions) of its working capital. In acquiring 25,200 shares of Common Stock owned by Valence prior to April 10, 2006, Valence expended approximately $554,630 (excluding commissions) of its working capital.

      On March 24, 2006, Laminar filed a Schedule 13G pursuant to Rule 13d-1 under the Exchange Act relating to 983,200 shares of Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION

      Laminar and Valence each purchased the shares of Common Stock for the purpose of investing in the Issuer. Laminar and Valence each will review their investment in the shares of Common Stock from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock or other securities related to the Issuer, and other general market and investment conditions, either Laminar or Valence or both Laminar and Valence may determine to:

            - acquire through open market purchases or otherwise additional shares of Common Stock; or

            - sell shares of Common Stock through the open market or otherwise.

Such transactions may take place at any time without prior notice. There can be no assurance, however, that any Reporting Persons will take any such action.

      As part of Laminar's and Valence's ongoing review of their respective investment in Common Stock of the Issuer, Laminar or Valence or both Laminar and Valence will from time to time hold talks or discussions with and respond to inquiries from various parties, including, without limitation, the Issuer's Board of Directors, management or representatives, other shareholders and other persons or entities regarding the Issuer's affairs and strategic alternatives.

      Without limiting the generality of the foregoing, Laminar has sent to William Westerman, Chairman of the Board, CEO and President of the Issuer, dated April 7, 2006, on behalf of itself and certain of its affiliates, a letter (the "Issuer Letter") concerning the proposed merger of the Issuer with the private investment group Riv Acquisition Holdings Inc., owned by Flag Luxury Riv, LLC, High Desert Gaming, LLC, and Rivacq LLC, pursuant to which Riv Acquisition Holdings Inc. will purchase all of the shares of Common Stock of the Issuer for $17.00 per share in cash (the "Acquisition Transaction"). Laminar believes that the $17.00 per share of Common Stock offered by Riv Acquisition Holdings Inc. is significantly below the price that could have been obtained by the Issuer.

      Given purchase prices of recent sales of similar assets, Laminar believes that the Board of Directors and management of the Issuer should consider and pursue alternative transactions and alternative acquirors for a sale or merger of the Issuer in order to maximize the value for all shareholders. Laminar currently intends to continue to press this point with the Board of Directors and management of the Issuer. Laminar intends to vote against the Acquisition Transaction and may pursue any other available actions with respect to the Acquisition Transaction under the currently proposed terms, including, without limitation, seeking dissenters' rights for such shares under Nevada Corporation Law.

      The Reporting Persons have attached as Exhibit 4 to this Schedule 13D the Issuer Letter.

      Except as contemplated in this Item 4, no Reporting Person has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a), (b) Based upon the Issuer's Annual Report on Form 10-K for the year ended December 31, 2005, there were 12,451,755 shares of Common Stock outstanding as of March 1, 2006. Based on the foregoing, the 1,194,500 shares of Common Stock beneficially owned by Laminar (the "Laminar Shares") represent approximately 9.59% of the shares of Common Stock issued and outstanding, the 25,200 shares of Common Stock beneficially owned by Valence (the "Valence Shares") represent approximately 0.20% of the shares of Common Stock issued and outstanding, and the 1,219,900 shares of Common Stock beneficially owned by DESCO LP (the "Subject Shares") represent approximately 9.80% of the shares of Common Stock issued and outstanding. The Subject Shares are comprised of (i) 1,194,500 shares of Common Stock in the name of Laminar, (ii) 25,200 shares of Common Stock in the name of Valence and (iii) 200 shares of Common Stock under the management of DESIM LLC (the "DESIM Shares").

      Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares. Valence will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares. DESIM LLC will have the power to dispose or direct the disposition of (but not the power to vote or to direct the vote of) the DESIM Shares. Laminar disclaims beneficial ownership of the shares beneficially owned by Valence and DESIM LLC; Valence disclaims beneficial ownership of the shares beneficially owned by Laminar and DESIM LLC; and DESIM LLC disclaims beneficial ownership of the shares beneficially owned by Laminar and Valence.

      DESCO LP as Laminar's investment adviser and DESCO LLC as Laminar's managing member may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. DESCO LP as investment adviser and managing member of Valence and managing member of DESIM LLC also may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares and to have the shared power to dispose or direct the disposition of the DESIM Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Valence Shares and the shared power to dispose or direct the disposition of the DESIM Shares. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Issuer directly and each such entity disclaims beneficial ownership of the Subject Shares.

      David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw's position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw's position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Valence Shares and the shared power to dispose or direct the disposition of the DESIM Shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

      As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the Subject Shares.

      (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the Reporting Persons in the shares of Common Stock within the last 60 days, which were all brokered transactions, are set forth below:

NAME                           DATE         NO. OF SHARES      PRICE PER SHARE
                                            PURCHASED/(SOLD)
Laminar                        02/24/06          33,100                 $  15.68
Laminar                        02/27/06         130,300                 $  15.79
Laminar                        02/28/06          (4,000)                $  15.89
Laminar                        02/28/06         257,000                 $  15.80
Laminar                        03/09/06          (7,100)                $  14.28
Laminar                        03/14/06          30,000                 $  13.90
Laminar                        03/15/06          55,200                 $  14.95
Laminar                        03/16/06           2,100                 $  14.85
Laminar                        03/17/06           7,600                 $  14.99
Laminar                        03/20/06          12,900                 $  14.94
Laminar                        03/20/06         270,000                 $  15.09
Laminar                        03/22/06           1,200                 $  15.02
Laminar                        03/22/06           7,500                 $  15.03
Laminar                        03/23/06          50,000                 $  16.50

NAME                           DATE         NO. OF SHARES      PRICE PER SHARE
                                            PURCHASED/(SOLD)
Laminar                        03/31/06         228,000                 $  16.90
Laminar                        03/31/06         (50,000)                $  16.95

Valence                        03/13/06          (1,700)                $  14.17
Valence                        03/13/06            (300)                $  14.16
Valence                        03/13/06            (200)                $  14.18
Valence                        03/14/06            (500)                $  13.81
Valence                        03/14/06            (500)                $  14.10
Valence                        03/14/06            (800)                $  13.91
Valence                        03/14/06            (300)                $  13.85
Valence                        03/14/06            (300)                $  13.90
Valence                        03/14/06            (300)                $  13.93
Valence                        03/14/06            (200)                $  14.10
Valence                        03/14/06            (100)                $  13.87
Valence                        03/15/06            (500)                $  14.94
Valence                        03/15/06            (800)                $  15.06

Except as set forth above, within the last 60 days, no other transactions in shares of Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

      (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

      Clause (e) of Item 5 of Schedule 13D is not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in
Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 3 Joint Filing Agreement, by and among the Reporting Persons, dated April 10, 2006.

Exhibit 4 Letter from Laminar on behalf of itself and certain of its affiliates to William Westerman, Chairman of the Board, CEO and President of the Issuer, dated April 7, 2006.

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated:  April 10, 2006

                                D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
                                BY:   D. E. SHAW & CO., L.L.C.,
                                      as managing member


                                      By: /s/ Eric Wepsic
                                         -------------------------------------
                                         Name:  Eric Wepsic
                                         Title:  Managing Director


                                D. E. SHAW & CO., L.P.


                                By:   /s/ Eric Wepsic
                                      ----------------------------------------
                                      Name:  Eric Wepsic
                                      Title:  Managing Director


                                D. E. SHAW & CO., L.L.C.


                                By:   /s/ Eric Wepsic
                                      ----------------------------------------
                                      Name:  Eric Wepsic
                                      Title:  Managing Director


                                D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
                                By:   D. E. SHAW & CO., L.P.,
                                      as managing member


                                      By: /s/ Eric Wepsic
                                         -------------------------------------
                                         Name:  Eric Wepsic
                                         Title:  Managing Director

                                DAVID E. SHAW

                                By:   /s/ Eric Wepsic
                                      ----------------------------------------
                                      Name:  Eric Wepsic
                                      Title: Attorney-in-Fact for David E.Shaw